REGISTRATION RIGHTS AGREEMENT

among

THE MINISTER FOR COMMUNICATIONS OF THE GOVERNMENT
OF THE REPUBLIC OF SOUTH AFRICA

and

THINTANA COMMUNICATIONS LLC

and

TELKOM SA LIMITED

dated as of January 16, 2003

TABLE OF CONTENTS

THIS REGISTRATION RIGHTS AGREEMENT is made this 16th day of January 2003

AMONG:

THE MINISTER FOR COMMUNICATIONS OF THE GOVERNMENT OF THE REPUBLIC OF SOUTH AFRICA, acting under authority of the Government of the Republic of South Africa in its capacity as a shareholder of Telkom SA Limited (the "Minister");

THINTANA COMMUNICATIONS LLC, a United States limited liability company organised under the laws of the State of Delaware and having its registered office at #2 Read's Way, Suite 222, Corporate Commons, New Castle, Delaware, U.S.A. (the "SEP"); and

TELKOM SA LIMITED, a company duly registered in accordance with the Company Laws of the Republic of South Africa and having its principal place of business at 152 Proes Street, Telkom Towers North, Pretoria, South Africa ("Telkom").

WHEREAS:

In connection with the investment of the SEP in Telkom, Telkom, the SEP and the Minister entered into a Shareholders' Agreement dated May 14, 1997, as amended (the "Original Shareholders' Agreement"), pursuant to which the SEP purchased 30% of the issued share capital of Telkom and agreed to provide certain strategic contributions to Telkom's business pursuant to the Original Strategic Services Agreement (as defined below);

In connection with Telkom's initial public offering ("IPO") certain revisions are being made to Telkom's Articles of Association and to the corporate governance of Telkom, to become effective upon the closing date of such IPO;

The SEP has agreed to waive certain of its rights under the Original Shareholders' Agreement in order to facilitate the IPO;

The SEP, Telkom and the Minister have agreed to terminate the Original Shareholders' Agreement and the SEP and the Minister have agreed to enter into the Shareholders' Agreement (as defined herein) to give effect, among other things, to the corporate governance arrangements to be in place after the IPO;

The SEP and Telkom have entered into a Strategic Services Agreement (as defined below), dated the date hereof, pursuant to which the SEP has agreed to continue to provide, inter alia, certain strategic contributions to Telkom's business;

1

It is a condition to the closing of the IPO and the consummation of the Shareholders' Agreement and the Strategic Services Agreement that the Minister, the SEP and Telkom enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto (the *"Parties")* hereby agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

1.01 *Definitions.* Defined terms in this Agreement have the meanings assigned to them in this Section 1.01:

"Act" means the United States Securities Act of 1933, as amended.

"ADRs" means American Depositary Receipts.

"ADSs" means American Depositary Shares.

"Affiliate" means, with respect to any person, any other person directly or indirectly controlling, controlled by or under common control with the first such person.

"Articles" means the memorandum and articles of association of Telkom dated the date hereof, as effective upon the fulfillment of all of the additional suspensive conditions in accordance with Clause 20 of the New Shareholders' Agreement and as thereafter amended.

"Board" means the board of directors of Telkom, or as the context may require, the directors of Telkom from time to tune present at a duly convened meeting of such directors at which a quorum is present.

"Class A Share" means the Class A ordinary par value share of RI0 .00 (ten rands) in Telkom's capital.

"Class B Share " means the Class B ordinary par value share of R10 .00 (ten rands) in Telkom's capital.

"Closing" and *"Closing Date"* mean the closing date of the IPO.

"Companies Act" means the Companies Act, 1973 (Act No 61 of 1973) of the laws of the Republic of South Africa as in effect on the date hereof and (except as otherwise expressly provided herein) as hereafter amended from time to time.

"Demand Blackout Period" has the meaning assigned in Section 2.02.

"Dollars" and *"US$"* mean the lawful currency for the time being of the United States of America.

"IAS" means International Accounting Standards as generally accepted at the date of their application.

"IPO" means the initial public offering of Telkom, as described in the Preamble.

"Information" has the meaning assigned in Section 2.04(1).

"Inspectors" has the meaning assigned in Section 2.04(1).

"JSE" means the JSE Securities Exchange South Africa.

"JSE Listed Public Offering" means a public offering of Registrable Securities in South Africa in compliance with the listing requirements of the JSE.

"list", "listed" and *"listing"* refer to a JSE Listed Public Offering.

"Listing Notice" has the meaning set forth in Sections 2.01(d) and 2.01(e).

"Ministerial Demand Registration" has the meaning set forth in Section 2.01(b).

"Ministerial Permitted Sale Date" has the meaning set forth in Section 2.01(b).

"1934 Act" means the United States Securities Exchange Act of 1934, as amended.

"NYSE" means the New York Stock Exchange, Inc.

"Original Shareholders' Agreement" means the agreement dated as of May 14, 1997, among the Minister, Telkom and the SEP, as amended by Amendment No.1, dated February 18, 1999.

"Parties" means the Minister, the SEP and Telkom, as parties to this Agreement, including their respective successors and permitted assigns and transferees, and *"Party "* means any of the Parties, as the context requires.

"Permitted Transferee" means; in the case ol the SEP, any person holding the Class B Share, or in the case of the Minister, any person holding the Class A Share, as the case may be, in each case pursuant to the terms and conditions set forth in the Articles and the Shareholders' Agreement; *provided, however,* that from and after the conversion of the Class A and Class B Shares in accordance with the terms of the Articles, eight (8) years from the "listing date" (as defined therein), *"Permitted Transferee"* shall mean a Significant Shareholder.

"Person" means any individual, partnership, corporation, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or agency or political subdivision thereof, or other entity.

"Piggyback Registration" has the meaning assigned in Sections 2.01(d) and 2.01 (e).

"Rand" or *"Rands"* means the lawful currency for the time being of the Republic of South Africa.

"Records" has the meaning assigned in Section 2.04(1).

"register," "registered" and *"registration"* refer to a registration effected by preparing and filing a registration statement in compliance with the Act and such registration statement becoming effective in accordance with the Act and the rules and regulations of the SEC thereunder.

"Registering Party" and *"Registering Parties"* means the SEP and/or the Minister in any case where Telkom is registering or listing Registrable Securities, including any Registrable Securities in a JSE Listed Public Offering, for such party pursuant to Section 2.01, and includes Telkom and any other Person for whom Telkom is registering securities in the case of any Piggyback Registration pursuant to Section 2.01(d) or (e).

"Registrable Securities" means the Shares held by the SEP or the Minister, any other class or series of capital stock of Telkom issued to the SEP or the Minister (including without limitation in connection with any subscription or rights offering of Shares or other capital stock) and any stock or other securities into which or for which the Shares or such capital stock may hereafter be changed, converted or exchanged and any other shares or securities issued to the SEP or the Minister (or such shares or other securities into which or for which such shares are so changed, converted or exchanged), upon any reclassification, share combination, share subdivision, share dividend, share exchange, merger, consolidation or similar transaction or event, but not including any such Shares or capital stock acquired from a Person other than a Party to this Agreement;

provided, however, that as to any particular Registrable Securities, such Registrable Securities shall cease to be Registrable Securities when and to the extent that (a) such securities have been sold pursuant to an effective registration statement under the Act, (b) such securities have been sold under Rule 144 (or any successor provision under the Act), (c) such securities have been otherwise transferred or disposed of by or on behalf of the SEP or the Minister, and subsequent transfer or disposition of such securities on both the JSE and the NYSE does not require their registration or qualification under the Act or any similar state law then in force, or (d) such Registrable Securities have ceased to be outstanding.

"SEC" has the meaning assigned in Section 2.01(a).

"SEP" has the meaning set forth in the Preamble.

"SEP Demand Registration" has the meaning set forth in Section 2.01(a).

"SEP Demand Start Date" has the meaning set forth in Section 2.01(a).

"Shareholders" means the persons who are from time to time registered in Telkom's register of members as the holders of Shares, and *"Shareholder"* means any of the Shareholders.

"Shareholders' Agreement" means the Shareholders' Agreement dated the date hereof between the SEP and the Minister.

"Shares" means ordinary shares (or the ADSs representing such shares) of Telkom, each of R10.00 par value; for the avoidance of doubt, *"Shares"* does not include the Class A Share or the Class B Share.

"Significant Shareholder" means, after the conversion of the Class A and Class B Shares in accordance with the Articles, eight (8) years from the "listing date" (as defined therein), any person who is the registered owner of at least the threshold percentage (as defined in the Articles) of all of Telkom's issued and outstanding ordinary shares.

"Strategic Services Agreement" means the Strategic Services Agreement, dated the date hereof, between Telkom and the SEP.

"U.S. GAAP" means generally accepted accounting principles in the United States, as in effect at the date of their application.

1.02   *Statutory References.* Any reference to a statutory provision shall include such provision and any regulations made in pursuance thereof.

1.03 *Interpretation.* Unless the context otherwise requires:

(a)   any reference in this Agreement to a Party hereto (and any Party individually by name) shall include its successors and permitted assigns and transferees of its rights and/or obligations;

(b)   any reference in this Agreement to this Agreement or any other agreement, document or instrument is a reference to this Agreement or that other agreement, document or instrument as amended, varied, novated or substituted from time to time;

(c)   references to Sections, Articles, Clauses and Paragraphs are to sections, articles, clauses and paragraphs to this Agreement and headings are included for convenience only and shall not affect the interpretation of this Agreement; and

(d)   words importing the singular number shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa.

1.04   *Construction.* No rule of construction shall be applied to the disadvantage of a Party to this Agreement because that Party was responsible for or participated in the preparation of this Agreement or any part of it.

ARTICLE II

REGISTRATION RIGHTS

2.01   *Registration Rights.*

(a)   *Registration Upon Demand by the SEP.* At any time and from time to time subsequent to the Closing Date on or after the date which is the earlier of (x) the expiration of the lock-up period imposed by the underwriters on the SEP in connection with the IPO and (y) the earlier termination or waiver of such lock-up by the underwriters (the "SEP Demand Start Date"), the SEP may make a demand that Telkom effect a JSE Listed Public Offering or the registration under the Act, or both, of all or part of the SEP's Registrable Securities (a "SEP Demand Registration"), which demand shall specify (i) the maximum number of SEP Registrable Securities intended to be disposed of and (ii) the intended method(s) of disposition Upon receipt of a request for an SEP Demand Registration, Telkom shall prepare and (as promptly as practicable but in any event within sixty (60) days after such demand has been given) file with the U S Securities and Exchange Commission (the "SEC") a registration statement with respect to such Registrable Securities held by the SEP, in a form and substance reasonably acceptable to the SEP, and thereafter use its best efforts to effect the registration under the Act and applicable state securities laws (including the items set forth in Section 2.04) of such Registrable Securities for disposition in accordance with the intended method(s) stated in the demand (which method of disposition may include an offering pursuant to Rule 415 under the Act, if Telkom is then eligible to register such Registrable Securities on Form F-3 or a successor form, for such offering) and, if a JSE Listed Public Offering, to effect the listing thereof under applicable South African law. For so long as it shall be the registered owner of at least 5% of the Shares issued and outstanding, the SEP shall have the right to request any number of successive registrations pursuant to this Section 2.01 (a), provided that (i) prior to the Ministerial Permitted Sale Date, the SEP shall be entitled to two (2) effected SEP Demand Registrations and (ii) thereafter, the SEP shall be entitled to only one (1) effected SEP Demand Registrations in any successive period of twelve months commencing with the Ministerial Permitted Sale Date, it being understood that an SEP Demand Registration that involves both registration under the Act and a JSE Listed Public Offering shall be counted as a single effected SEP Demand Registration, and provided further that Telkom shall only be required to effect a registration of less than the total number of Registrable Securities then held by the SEP if the number of Registrable Securities that Telkom shall have been requested to register, considered together with any securities which the Minister shall have requested Telkom to register, shall in the aggregate represent at least 5% of the issued Shares (or other securities of the same class as the Registrable Securities) then outstanding.

(b) *Registration Upon Demand by the Minister.* At any time and from time to time on or after the date falling 545 days after the SEP Demand Start Date (the "Ministerial Permitted Sale Date"), the Minister may make a demand that Telkom effect a JSE Listed Public Offering or the registration under the Act, or both, of all or part of the Minister's Registrable Securities (a *"Ministerial Demand Registration"),* which demand shall specify (i) the maximum number of the Minister's Registrable Securities intended to be disposed of and (ii) the intended method(s) of disposition Upon receipt of a request for a Ministerial Demand Registration, Telkom shall prepare and (as promptly as practicable but in any event within sixty (60) days after such demand has been given) file with the SEC a registration statement with respect to such Registrable Securities held by the Minister, in a form and substance reasonably acceptable to the Minister, and thereafter use its best efforts to effect the registration under the Act and applicable state securities laws (including the items set forth in Section 2.05) of such Registrable Securities for disposition in accordance with the intended method(s) stated in the demand (which method of disposition may include an offering pursuant to Rule 415 under the Act, if Telkom is then eligible to register such Registrable Securities on Form F-3, or a successor form, for such offering), and if a JSE Listed Public Offering, to effect the listing thereof under applicable South African law. For so long as it shall be the registered owner of at least 5% of the Shares issued and outstanding, the Minister shall have the right to request any number of successive registrations pursuant to this Section 2.01(b), *provided* that the Minister shall be entitled to one (1) effected Ministerial Demand Registration in any period of twelve months commencing with the Ministerial Permitted Sale Date, it being understood that a Ministerial Demand Registration that involves both registration under the Act and a JSE Listed Public Offering shall be

counted as a single effected Ministerial Demand Registration, and *provided further* that Telkom shall only be required to effect a registration of less than the total number of Registrable Secunties then held by the Minister if the number of Registrable Securities that Telkom shall have been requested to register, considered together with any securities which the SEP shall have requested Telkom to register, shall, in the aggregate represent at least 5% of the issued Shares (or other securities of the same class as the Registrable Securities then outstanding).

(c) *Effected Registrations.* A registration or listing requested pursuant to Section 2.01(a) or (b) hereof shall not be deemed to have been effected (i) if, to the extent applicable, a registration statement with respect thereto has not become effective pursuant to the Act, (ii) if, to the extent applicable, after it has become effective and prior to the date ninety (90) days after the effective date or prior to the completion of the distribution of the Registrable Securities thereunder, whichever is earlier, such registration is materially interfered with by any stop order, injunction or similar order or requirement of the SEC or other governmental agency or court for any reason not attributable to the fault of the SEP (in the case of a SEP Demand Registration) or the Minister (in the case of a Ministerial Demand Registration), or (iii) the conditions to closing or listing specified in the underwriting agreement, if any, entered into in connection with such registration are not satisfied or waived, other than by reason of a failure on the part of the SEP (in the case of a SEP Demand Registration) or the Minister (in the case of Ministerial Demand Registration) to perform its obligations under such underwriting agreement.

(d) *Piggyback Registration for the SEP.* The following provisions shall govern a JSE Listed Public Offering or registration under the Act by Telkom, the Minister or any other Person or entity, of Shares or other securities of the same class as any Registrable Securities then held by the SEP:

Listing Notice: The Minister (in the case of an offering by the Minister) or Telkom (in the case of an offering by Telkom or any other Person or entity other than the Minister) will give the SEP and Telkom, as the case may be, at least forty-five (45) days' prior written notice *("Listing Notice")* of Telkom's or the Minister's intent to procure a Board or Shareholders' resolution authorizing a JSE Listed Public Offering by Telkom or of any intent of Telkom to file a registration statement under the Act (other than a registration statement relating to the registration of Telkom securities in connection with mergers, acquisitions, exchange offers, dividend reinvestment plans, retirement plans or stock option or other employee benefit plans on Form F-4 or S-8, or any substitute forms that may be adopted by the SEC) with respect to an underwritten offering of Telkom's equity securities for Telkom's own account or for the account of the Minister or another Person or entity The Listing Notice will specify the number of Shares proposed to be listed or registered, the likely terms of the offering, the approximate date on which Telkom proposes to file a registration statement, the name(s) of any proposed global

coordinator or lead managing underwriter and the proposed terms of appointment of any such global coordinator or lead managing underwriter and shall contain a statement that the SEP is entitled to participate in such offering and, if there shall be a lead managing underwriter at that time, shall set forth the number of Registrable Securities of the SEP that represents the best estimate of the lead managing underwriter that will be available for inclusion in the sale by the SEP.

Piggyback Notice: The SEP will give the Minister and Telkom written notice (*"Piggyback Notice"*) within thirty (30) days of receiving the Listing Notice, advising whether or not the SEP will join the JSE Listed Public Offering or registration referred to in the Listing Notice. The Piggyback Notice will specify the number of Shares or other securities which the SEP proposes to be listed and/or registered, as the case may be, which Shares or other securities shall be included in the listing and/or registration on the same terms and offered and sold under the same conditions and by the same underwriter or underwriters as the Shares or other securities being listed and/or registered pursuant to the Listing Notice, *provided* that the SEP shall be entitled to appoint a joint global coordinator or joint lead managing underwriter for the offering if the SEP so desires. Upon request the Minister and Telkom will make available to the SEP such other information reasonably required by the SEP to make an informed decision.

Extent of Participation, etc.: In the SEP's Piggyback Notice, the SEP shall be entitled to propose for inclusion in the JSE Listed Public Offering and/or registration up to one (1) Share for each Share specified in the Listing Notice. The number of Shares which may be offered by the SEP hereunder shall not be reduced by the inclusion in the listing or registration of Shares offered by any Person (other than the Minister) to whom Telkom or the Minister shall have granted registration rights or rights to participate in such listing or registration; rather, the number of Shares listed and/or registered for such other Person shall be so reduced. If the lead managing underwriter appointed by the SEP (or, if the SEP shall elect not to appoint a lead managing underwriter, the lead managing underwriter for the offering or, if the offering is not underwritten, a financial advisor for Telkom) determines that marketing factors require a limitation on the number of Registrable Securities to be offered and sold in such offering, there shall be included in the offering only that number of Registrable Securities, if any, that such lead managing underwriter or financial advisor, as the case may be, reasonably and in good faith believes will not jeopardize the success of the offering, *provided* that if the lead managing underwriter or financial advisor, as the case may be, determines that marketing factors require a limitation on the number of Registrable Securities to be offered as aforesaid, then the number of Shares which each Person participating in the listing or registration shall be entitled to include shall be determined in accordance with the following priorities:

First, Telkom shall be entitled to include all of the Shares that the Telkom Board has determined should be listed and/or registered;

Second, each of the SEP and the Minister shall be entitled to include such number of the Shares that they wish to have listed and/or registered, Share for Share in equal numbers;

Third, if either the SEP or the Minister wishes to have listed and/or registered more Shares than the other, then that Party shall be entitled to include such excess;

Fourth, any other Persons having registration rights or otherwise entitled to participate in such listing and/or registration shall be entitled to include such number of Shares that they wish to have listed and registered.

(e)   *Piggyback Registration for the Minister.*   The following provisions shall govern a JSE Listed Public Offering or registration by Telkom, the SEP or any other Person or entity, of Shares or other securities of the same class as any Registrable Securities then held by the Minister after the Ministerial Permitted Sale Date:

Listing Notice: The SEP (in the case of an offering by the SEP) or Telkom (in the case of an offering by Telkom or any other Person or entity other than the SEP) will give the Minister and Telkom, as the case may be, at least forty-five (45) days' prior written notice ("*Listing Notice")* of Telkom's or the SEP's intent to procure a Board or Shareholders resolution authorizing a JSE Listed Public Offering by Telkom or of any intent of Telkom to file a registration statement under the Act (other than a registration statement relating to the registration of Telkom securities in connection with mergers, acquisitions, exchange offers, dividend reinvestment plans, retirement plans or stock option or other employee benefit plans on Form F-4 or S-8, or any substitute forms that may be adopted by the SEC) with respect to an underwritten offering of Telkom's equity securities for Telkom's own account or for the account of the SEP or another Person or entity. The Listing Notice will specify the number of Shares proposed to be listed or registered, the likely terms of the offering, the approximate date on which Telkom proposes to file a registration statement, the name(s) of any proposed global coordinator or lead managing underwriter and the proposed terms of appointment of any such global coordinator or lead managing underwriter and shall contain a statement that the Minister is entitled to participate in such offering and, if there shall be a lead managing underwriter at that time, shall set forth the number of Registrable Securities of the Minister that represents the best estimate of the lead managing underwriter that will be available for inclusion in the sale by the Minister.

Piggyback Notice: The Minister will give the SEP and Telkom written notice (*"Piggyback Notice"*) within thirty (30) days of receiving the Listing Notice, advising whether or not the Minister will join the JSE Listed Public Offering or registration referred to in the Listing Notice. The Piggyback Notice will specify the number of Shares or other securities which the Minister proposes to be listed and/or registered, as the case may be, which Shares or other securities shall be included in the listing and registration on the same terms and offered and sold under the same conditions and by the same underwriter or underwriters as the Shares or other securities being listed and/or registered pursuant to the Listing Notice, *provided* that the Minister shall be entitled to appoint a joint global coordinator or joint lead managing underwriter for the offering if the Minister so desires. Upon request the SEP and Telkom will make available to the Minister such other information reasonably required by the Minister to make an informed decision.

Extent of Participation, etc.:   In the Minister's Piggyback Notice, the Minister shall be entitled to propose for inclusion in the JSE Listed Public Offering and/or registration up to one (1) Share for each Share specified in the Listing Notice. The number of Shares which may be offered by the Minister hereunder shall not be reduced by the inclusion in the listing or registration of Shares offered by any Person (other than the SEP) to whom Telkom shall have granted registration rights or rights to participate m such listing or registration, rather, the number of Shares listed and/or registered for such other Person shall be so reduced. If the lead managing underwriter appointed by the Minister (or if the Minister shall elect not to appoint a lead managing underwriter, the lead managing underwriter for the offering or, if the offering is not underwritten, a financial advisor for Telkom) determines that marketing factors require a limitation on the number of Registrable Securities to be offered and sold in such offering, there shall be included in the offering only that number of Registrable Securities, if any, that such lead managing underwriter or financial advisor, as the case may be, reasonably and m good faith believes will not jeopardize the success of the offering, *provided* that if the lead managing underwriter or financial advisor, as the case may be, determines that marketing factors require a limitation on the number of Registrable Securities to be offered as aforesaid, then the number of Shares which each Person participating in the listing or registration shall be entitled to include shall be determined m accordance with the following priorities:

First, Telkom shall be entitled to include all of the Shares that the Telkom Board has determined should be listed and/or registered;

Second, each of the SEP and the Minister shall be entitled to include such number of the Shares that they wish to have listed and/or registered, Share for Share in equal numbers;

Third, if either the SEP or the Minister wishes to have listed and/or registered more Shares than the other, then that Party shall be entitled to include such excess;

Fourth, any other Persons having registration rights or otherwise entitled to participate in such listing and/or registration shall be entitled to include such number of Shares that they wish to have listed and registered.

(f)   *Exclusivity.* Except for the piggyback rights granted to the SEP and the Minister, respectively, pursuant to paragraphs (d) and (e) of this Section 2.01, Telkom shall not, under any circumstances, grant to any Person (i) any piggyback or similar rights to participate in a registration or JSE Listed Public Offering requested by the SEP or the Minister pursuant to paragraph (a) or (b) of this Section 2.01 or (ii) any other right to request that Telkom effect or assist with the registration or JSE Listed Public Offering of any Telkom securities concurrently with any distribution of Registrable Securities pursuant to a registration or listed public offering requested by the SEP or the Minister pursuant to such paragraph (a) or (b).

2.02   *Blackout Periods for the SEP and the Minister.* If the Board of Telkom determines in good faith that the registration or listing of Registrable Securities pursuant to Section 2.01 (a) or (b) hereof (or the use of a registration statement or related prospectus other than pursuant to the piggyback provisions of Section 2.01(d) or (e) hereof) would be materially detrimental to Telkom or its Shareholders because such filing or use would, in the reasonable opinion of its counsel, (i) require public disclosure of material non-public information not otherwise then required by law to be publicly disclosed, (ii) materially interfere with a material pending transaction, or (iii) require historic financial statements in respect of any acquired business in accordance with Article 3-05 of Regulation S-X under the Act (or any successor provision) to be included in the registration statement or related prospectus and such financial statements are unavailable for reasons beyond Telkom's control, and therefore the Board determines that it is in Telkom's best interest to defer the filing of the registration statement, and promptly (but in no event less than five (5) days from such determination) gives the SEP and the Minister written notice of such determination in the form of a certificate signed by an executive officer of Telkom following a request to register or list any Registrable Securities pursuant to Section 2.01(a) or (b), Telkom shall be entitled to postpone the filing (but not the preparation) of the registration statement otherwise required to be prepared and filed by Telkom pursuant to Section 2.01(a) or (b) hereof for a reasonable period of time, but not to exceed forty-five (45) consecutive days (a *"Demand Blackout Period"*) after the date of such request. Telkom shall be entitled to exercise such right under this Section 2.02 once in a calendar year, *provided* that such exercise shall not result in any Demand Blackout Period that extends for more than thirty (30) days following the public release by Telkom of its annual or half-year financial results and shall only be effective when and for so long as the other holders, if any, of listing or registration rights with respect to Telkom's securities are similarly restricted from exercising their listing or registration rights, as applicable. Telkom shall promptly notify the SEP and the Minister of the expiration or earlier termination of any Demand Blackout Period. If Telkom shall impose any Demand Blackout Period prior to the Ministerial Permitted Sale Date defined in Section 2.01(b), then such Ministerial Permitted Sale Date shall be postponed by the length of such Demand Blackout Period. The Minister shall not be entitled to issue a Listing Notice or a Piggyback Notice prior to such revised Ministerial Permitted Sale Date.

2.03 *Holdback Agreement.* Except for offers to sell and sales of Shares pursuant to a registration statement on Form F-4 or Form S-8 in connection with the acquisition by Telkom of another company or business, Telkom shall not during the 90-day period immediately following the commencement of an underwritten public offering of Registrable Securities pursuant to an SEP Demand Registration or a Ministerial Demand Registration (a) offer, sell, contract to sell or otherwise dispose of any securities of Telkom that are substantially similar to the Shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive capital stock of Telkom or any such substantially similar securities (other than pursuant to employee or non-employee director stock options plans existing on or upon conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this Agreement), or (b) purchase or sell any option or other guaranty or enter into any swap, hedge or other arrangement that transfers to any other entity, in whole or in part, any of the economic consequences of its ownership of capital stock, whether such transaction described in clause (a) or (b) above is to be settled by delivery of capital stock or such other securities, in cash or otherwise.

2.04 *Obligations of Telkom.* Whenever Telkom is required to effect the registration or listing (pursuant to a JSE Listed Public Offering) of any Registrable Securities under this Article 2, Telkom shall as expeditiously as may be practicable:

(a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective and, upon the request of the SEP or the Minister, use best efforts to keep such registration statement effective for not less than ninety (90) days in case of an underwritten offering, but in any event until all Registrable Securities included therein are sold, *provided, however,* that, before filing any registration statement or prospectus or any amendments or supplements thereto, Telkom shall furnish to and afford the holder or holders of the Registrable Securities covered by such registration statement, and the global coordinators or lead managing underwriters, if any, a reasonable opportunity to review and comment on copies of all such documents (including copies of any documents to be incorporated by reference therein and all exhibits thereto) proposed to be filed.

(b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of applicable law with respect to the disposition of all of the Registrable Securities covered by such registration statement.

(c) Use its best efforts to qualify such Registrable Securities for listing on the JSE and the New York Stock Exchange.

(d) Furnish to the SEP and the Minister when registering such Registrable Securities such numbers of copies of a prospectus, including a preliminary prospectus (in the event of an underwritten offering), in conformity with the requirements of applicable law, and such other documents as each of the SEP or the Minister may reasonably request in order to facilitate the disposition of Registrable Securities owned by it.

(e) Use best efforts to register and qualify the Registrable Securities covered by such registration statement under state blue sky laws in any U S jurisdictions in which such registration and qualification is reasonably requested by the SEP or the Minister; *provided,* that Telkom shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such jurisdictions.

(f) At the request of the SEP or the Minister, enter into customary agreements (including agency, placement, subscription or other agreements, or, if the method of distribution is by way of an underwritten public offering, an underwriting agreement) and perform its obligations thereunder, in usual and customary form and substance (including but not limited to usual and customary indemnities, the provision by external counsel to Telkom of customary opinions and disclosure letters and the provision by Telkom's independent accountants of customary "comfort" letters to all parties, including the SEP or the Minister, as the case may be, who may be deemed to be "underwriters" with respect to the Registrable Securities being offered) as agreed to with the global coordinators or lead managing underwriters of such offering.

(g) (i) Notify the SEP and the Minister in writing when the registration statement, the prospectus or any prospectus supplement related thereto or post-effective amendment to the registration statement has been filed, and, with respect to the registration statement or any post-effective amendment thereto, when the same has become effective; (ii) notify the SEP and the Minister in writing of any request by the SEC for amendments or supplements to the registration statement or related prospectus or any written request by the SEC for additional information, and use its best efforts to respond to such requests and supply such information; (iii) notify the SEP and the Minister in writing of the issuance by the SEC of any stop order suspending the effectiveness of the registration statement or prospectus or any amendment or supplement thereto or the initiation of any proceedings by any Person for that purpose, and use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued; and (iv) notify the SFP and the Minister in writing of the receipt by Telkom of any written notification with respect to the suspension of the qualification of any Registrable Securities for sale in any jurisdiction or for continued listing on any stock exchange or the initiation or overt threat of any proceeding for such purpose, and use its best efforts to oppose the imposition of such suspension and to have any such suspension lifted.

(h) (i) Notify the SEP and the Minister in writing of any instruction to suspend the use of the prospectus included in the registration statement at any time when a prospectus relating to such Registrable Securities is required to be delivered under applicable law, or of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; (ii) prepare and file with the SEC any amendments or supplements to such registration statement or prospectus that are required under the Act or the rules and regulations thereunder or other applicable law in connection with the distribution of the Registrable Securities by the SEP or the Minister; and (iii) at the request of the SEP or the Minister prepare and furnish to the SEP and the Minister a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the offerees of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. Upon receipt of any notice of the occurrence of any event of the kind described in the preceding sentence, the SEP and the Minister will immediately cease using such prospectus until receipt by the SEP and the Minister of the copies of such supplemented or amended prospectus. If so requested by Telkom, the SEP and the Minister will deliver to Telkom any copies of such prospectus then in their respective possession (other than a reasonable number of permanent file copies). If Telkom shall give such notice, Telkom shall extend the period during which such registration statement shall be maintained effective as provided in Section 2.04(a) hereof by the number of days during the period from and including the date of the giving of such notice to the date when Telkom shall make available to the SEP and the Minister such supplemented or amended prospectus.

(i) Furnish, at the request of the SEP or the Minister, (i) on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities

15

becomes effective, an opinion and disclosure letter, dated as of such date, of the external counsel representing Telkom for the purposes of such registration, in form and substance as are customarily given to underwriters in an underwritten public offering and reasonably satisfactory to the SEP and the Minister, addressed to the underwriters, if any, to the SEP and to the Minister and (ii) on the date of pricing and the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, "comfort" letters dated as of such date, from Telkom's independent accountants in form and substance as is customarily given to the underwriters in an underwritten public offering and reasonably satisfactory to the SEP and the Minister, addressed to the Board of Telkom, to the underwriters, if any, and if permitted by applicable accounting standards, to the SEP and the Minister.

(j) Provide audited annual financial statements and half-yearly financial statements (which may be unaudited), in each case prepared in accordance with IAS and reconciled to U.S. GAAP which shall be prepared within one hundred and twenty (120) days of the end of Telkom's financial year, in the case of annual financial statements, and within ninety (90) days after the end of Telkom's financial half-year, in the case of half-yearly financial statements, which financial statements shall be included or incorporated by reference in the registration statement, *provided* that Telkom shall not be required to cause any special audit other than the normal year-end audits and such reconciliation.

(k) Cause the transfer agent to remove any restrictive legends on certificates representing the securities covered by such registration statement.

(1) Make available for inspection by the SEP and the Minister, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by the SEP, the Minister or any such underwriter (collectively, the *"Inspectors"),* all pertinent financial and other records, pertinent corporate documents and properties of Telkom (collectively, the *"Records"),* as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause Telkom's officers, directors and employees to supply all information (together with the Records, the *"Information")* reasonably requested by any such Inspector in connection with such registration statement.

(m) Provide a CUSIP number for the Registrable Securities included in any registration statement not later than the effective date of such registration statement.

(n) Cooperate with the SEP, the Minister and each underwriter participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the National Association of Securities Dealers, Inc.

(o) During the period when the prospectus is required to be delivered under the Act, timely file all documents required to be filed with the SEC pursuant to Sections 13(a), 13(c), 14 (other than Sections 14(a), 14(b), 14(c) and 14(f)) or 15(d) of the 1934 Act.

(p) Maintain at all times a transfer agent and registrar (which may be the same entity and which may be Telkom) for such Registrable Securities.

(q) Make generally available to its securityholders an earnings statement covering a period of at least 12 months, beginning within three months after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 1l(a) of the Act and the rules and regulations of the SEC thereunder.

(r) Send appropriate officers of Telkom to attend a reasonable number of "road show" and analysts' presentations scheduled in connection with any such registration.

(s) Use its best efforts to take all other steps necessary to effect the registration or listing of such Registrable Securities, as the case may be, pursuant to the terms contemplated hereby, including complying with South African law and practice in respect of the JSE Listed Public Offering, as applicable.

(t) Telkom does not guarantee or provide any assurance that holders of Registrable Securities will be able to sell any of such securities nor if sold at what price those securities may be sold.

2.05   *Furnish Information.*

(a) It shall be a condition precedent to the obligation of Telkom to include any Registrable Securities of any Registering Party in a registration statement pursuant to this Article 2 that such Registering Party shall furnish to Telkom such information regarding itself, the Registrable Securities held by it, any other securities of Telkom held by it and the intended method of disposition of such Registrable Securities, as shall be reasonably required to effect the registration of the Registrable Securities held by the SEP or the Minister. Any such information shall be provided to Telkom within any reasonable time period requested by Telkom.

(b) Each Registering Party shall notify Telkom, at any time when a prospectus is required to be delivered under applicable law, of the happening of any event as a result of which the prospectus included in the applicable registration statement, as then in effect, in each case only with respect to information provided by such Registering Party, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing. The Registering Parties shall immediately upon the happening of any such event cease using such prospectus. If so requested by Telkom, each of the Registering Parties shall promptly return to Telkom any copies of such prospectus in their possession (other than a reasonable number of permanent file copies). Telkom shall promptly prepare and furnish to the Registering Parties a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the offerees of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

2.06 *Expenses of Registration.* Telkom shall bear and pay all expenses incurred in connection with any registration, filing, listing or qualification (including the blue sky qualification) of Registrable Securities pursuant to a Piggyback Registration under Sections 2.01(d) or (e), including (without limitation) all registration, listing, filing and qualification fees (other than the respective legal and accounting expenses incurred by a Registering Party in connection therewith which shall be borne solely by each such Registering Party) and underwriting discounts and commissions relating to any Registrable Securities sold by a Registering Party. In the case of a demand registration pursuant to Sections 2.01 (a) or (b), Telkom shall bear and pay all expenses incurred in connection with registration, listing, filing or qualification (including blue sky qualification) except that, (i) the Registering Parties and Telkom shall bear all printers' and accounting fees, roadshow expenses and all expenses incurred by Telkom, its officers, directors, employees, agents and external advisors performing legal and accounting duties in connection with such registration or listing in the proportion that the Shares or other equity securities sold by such Registering Parties and Telkom pursuant to such registration or listing bear to the total amount of Shares or other equity securities sold in such offering or listing, and (ii) the underwriting discounts and commissions relating to any Registrable Securities sold by any Registering Party or Telkom, as the case may be, shall be borne by such Party.

2.07 *Indemnification.*

(a) Telkom will indemnify and hold harmless the SEP, the Minister, each Person, if any, who controls the SEP or the Minister within the meaning of the Act and the 1934 Act, any underwriter appointed by the SEP or the Minister, and each of their respective directors, officers, partners, employees, agents and representatives (each, an *"Indemnified Person"),* against any losses, claims, damages, or liabilities (joint or several) to which they may become subject insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of, are based upon or relate to (collectively, a *"Violation")* (x) any untrue statement or alleged untrue statement of a material fact contained in any Telkom registration statement, including any preliminary or final prospectus contained therein or any amendments or supplements thereto; (y) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; or (z) any violation by Telkom of the Act, the 1934 Act, any state securities law or any rule or regulation promulgated under the Act, the 1934 Act or any state securities law in connection with the offering covered by any Telkom registration statement; and Telkom will pay to each Indemnified Person any reasonable legal or other expenses incurred by it (as and when incurred) in connection with investigating or defending any such loss, claim, damage, liability or action; *provided* that the indemnity agreement contained in this Section 2.07(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of Telkom (which consent shall not be unreasonably withheld), nor shall Telkom be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in strict conformity with written information furnished by the Indemnified Person expressly for use in connection with such registration.

(b) To the extent permitted by law, each Registering Party will indemnify and hold harmless Telkom and any Person who controls Telkom within the meaning of the Act and the 1934 Act and each of their respective directors, officers, partners, employees, agents and representatives (each, a *"Telkom Indemnified Person"),* against any losses, claims, damages or liabilities (joint or several) to which any of the foregoing Persons may become subject, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in, or by any omission or alleged omission of a material fact from, any Telkom registration statement or prospectus to the extent (but only to the extent) that such untrue statement or alleged untrue statement or omission or alleged omission was made by Telkom in reliance upon and in strict conformity with written information furnished by such Registering Party specifically for use in the preparation thereof. Such Registering Party will pay any reasonable legal or other expenses incurred by any Telkom Indemnified Person pursuant to this Section 2.07(b) (as and when incurred) in connection with investigating or defending any such loss, claim, damage, liability or action; *provided* that the indemnity agreement contained in this Section 2.07(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of such Registering Party, which consent shall not be unreasonably withheld; *provided, further,* that in no event shall any indemnity under this Section 2.07(b) exceed the net proceeds actually received by such Registering Party from the sale of Registrable Securities included in such registration statement.

(c) Promptly after receipt by an Indemnified Person or a Telkom Indemnified Person under this Section 2.07 of notice of the commencement of any action (including any governmental action), such Indemnified Person or Telkom Indemnified Person, as the case may be, will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.07, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the indemnifying parties, *provided* that an Indemnified Person or Telkom Indemnified Person, as the case may be, shall have the right to retain separate counsel, and the reasonable fees and expenses of such counsel shall be paid by the indemnifying party if representation of such Indemnified Person or Telkom Indemnified Person, as the case may be, by the counsel retained by the indemnifying party would be inappropriate (in the opinion of the independent counsel of recognized standing, who may be counsel to the Indemnified Person or the Telkom Indemnified Person, as the case may be,) due to actual or potential differing interests between such Indemnified Person or Telkom Indemnified Person and any other Party represented by such counsel in such proceeding, provided that the indemnifying party in such event shall not be responsible for the fees of more than one separate firm of attorneys (in addition to any local counsel) for all Indemnified Persons or Telkom Indemnified Persons, as the case may be, that may be represented without conflict by one counsel. The failure to deliver written notice to the indemnifying party shall not relieve it from any liability that it may have to any Indemnified Person or Telkom Indemnified Person, as the case may be, otherwise than under this Section 2.07.

(d) If the indemnification provided for in this Section 2.07 is held by a court of competent jurisdiction to be unavailable to an Indemnified Person or Telkom Indemnified Person, as the case may be, with respect to any losses, claims, damages or liabilities referred to herein, the indemnifying party, in lieu of indemnifying such Indemnified Person or Telkom Indemnified Person hereunder, agrees to contribute to the amount paid or payable by such Indemnified Person or Telkom Indemnified Person as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the Indemnified Person or Telkom Indemnified Person, as the case may be, on the other in connection with the Violation(s) that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations The relative fault of the indemnifying party and of the Indemnified Person or Telkom Indemnified Person, as the case may be, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the Indemnified Person or Telkom Indemnified Person, as the case may be, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. No Person found guilty of fraudulent misrepresentation (within the meaning of Section 1l(f) of the Act) shall be entitled to contribution hereunder from any Person who was not guilty of such fraudulent misrepresentation. In no event shall a Registering Party's obligation to contribute pursuant to this Section 2.07(d) or otherwise exceed the net proceeds actually received by such Registering Party from the sale of Registrable Securities included in the registration statement.

(e) The obligations of Telkom, the Minister, and the SEP under this Section 2.07 shall survive the completion of any offering of Registrable Securities under a registration statement pursuant to this Article 2.

2.08 *Assignment of Registration Right.* The rights of the SEP and the Minister under this Agreement may be assigned by the SEP or the Minister to a Permitted Transferee, *provided* that (i) the transferor shall, within ten (10) days after such transfer, furnish to the other Parties hereto written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned, (ii) such transferee shall agree with the other Parties hereto in writing to be subject to the terms and conditions of this Agreement to the extent then applicable and (iii) such rights must be assigned as a whole and not in part. No other assignment of the SEP's or the Minister's rights hereunder shall be permitted, and the attempted or purported assignment in violation of this provision shall be null and void *ab initio.*

2.09 *Rule 144 Reporting.* With a view to making available to the SEP and the Minister the benefits of certain rules and regulations of the SEC that permit the sale of the securities to the public without registration, Telkom agrees to use its best efforts to:

(a) Make and keep public information available, as those terms are understood and defined in SEC Rule 144 or any similar or analogous rule promulgated under the Act, at all times;

(b) File with the SEC, in a timely manner, all reports and other documents required to be filed by Telkom under the Act and the 1934 Act; and

(c) So long as the SEP or the Minister own any securities issued by Telkom, furnish the SEP and the Minister upon request a written statement by Telkom as to its compliance with the reporting requirements of SEC Rule 144 or any similar or analogous rule promulgated under the Act, and of the 1934 Act, a copy of the most recent annual, periodic or current report of Telkom filed by Telkom pursuant to the 1934 Act and such other reports and documents as the SEP or the Minister may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration.

ARTICLE III

MISCELLANEOUS

3.01 *Successors and Assigns.* The provisions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any Party, other than the parties hereto, their respective successors and permitted assigns, and, insofar as Section 2.07 is concerned (but only insofar as Section 2.07 is concerned) any Indemnified Person or Telkom Indemnified Person, any rights, remedies, obligations or liabilities under or by reason of this Agreement. Nothing contained herein shall be construed as permitting any transfer of any securities of Telkom in violation of any applicable law or agreement

3.02 *Governing Law.* This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York. The SEP, the Minister, and Telkom hereby submit to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State court sitting in New York City for purposes of all legal proceedings arising out of or relating to this Agreement and the transactions contemplated hereby. The SEP, the Minister, and Telkom irrevocably waive, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum

3.03 *Waiver of Immunity.* The Parties recognize and acknowledge that this Agreement and the transactions contemplated by this Agreement constitute a commercial transaction. To the extent that any Party (including the assignee of a Party's rights or obligations under this Agreement) may be entitled, in any jurisdiction to claim sovereign immunity or any other immunity, as the case may be, from the jurisdiction of any court or arbitral tribunal, or from any legal process, including but not limited to any order, attachment, judgment or award, such Party hereby irrevocably agrees not to claim or assert, and hereby irrevocably waives such sovereign or other immunity. The Parties intend the foregoing waiver of sovereign immunity to be no less than any waiver permitted by the State Immunity Act of 1978 of Great Britain. Each Party hereby further agrees that the waivers set forth in this Section 3.03 shall have the fullest extent permitted under the U.S. Foreign Sovereign Immunities Act of 1976 and are intended to be irrevocable and not subject to withdrawal for purposes of such Act.

3.04 *Counterparts.* This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

3.05 *Notices.* Unless otherwise provided, any notice or other communication required or permitted to be given or effected under this Agreement shall be in writing and shall be deemed effective upon (a) personal or facsimile delivery to the Party to be notified, or (b) three business days after deposit with an internationally recognized courier service, delivery fees prepaid, *provided* that any notice of change of address shall be deemed effective only upon receipt.

To Telkom:

Telkom SA Limited
Telkom Towers North
152 Proes Street
Pretoria 0001
Republic of South Africa
For the attention of The Office of the Chief Executive Officer

With a copy to:

The Company Secretary and to The Group Executive Legal Services

To the SEP:

Thintana Communications LLC
c/o SBC International South Africa LLC
#2 Read's Way, Suite 222
Corporate Commons #2
New Castle, Delaware 19720 USA
Attention: Each Manager of Thintana Communications LLC

With a copy (which does not constitute notice) to:

Sullivan & Cromwell
St. Olave's House
9a Ironmonger Lane
London EC3V 8EY
Telephone: +44 20 7710 6500
Telecopy: +44 20 7710 6560
Attn: George White

And to:

Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166
Telephone: +212-801-9380
Telecopy: +212-805-9380
Attn: Ross Kaufman

To the Minister:

The Minister for Communications of South Africa
Department of Communications
Ministry of Communications
Nkululeko House
iPariol: Office Park
399 Duncan Street
Hatfield
Pretoria 0001
Republic of South Africa
Fax Number: + 27 12 427 8026
Telephone: + 27 12 427 8511
Attn: The Minister

With a copy to:

The Minister for Public Enterprises
of South Africa
Department of Public Enterprises
Suite 401

Infotech Building
1090 Arcadia Street
Hatfield
Pretoria 0083
Republic of South Africa
Fax Number: + 27 12 342 7226
Telephone: +27 12 431 1128

       3.06   *Amendments and Waivers.* The provisions of this Agreement may be amended, and the observance of any such provision may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of each of Telkom, the Minister, and the SEP.

       3.07   *Severability.* If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provisions shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

       3.08   *Entire Agreement.* This Agreement (together with the agreements referenced herein) contains the entire understanding of the parties hereto with respect to the subject matter contained herein, and supersedes and cancels all prior agreements, negotiations, correspondence, undertakings and communications of the parties, oral or written, respecting such subject matter. There are no restrictions, promises, representations, warranties, agreements or undertakings of any Party hereto with respect to the matters contemplated hereby, other than those set forth herein or made hereunder.

       3.09   *WAIVER OF JURY TRIAL.* EACH PARTY HERETO HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE SECURITIES OR THE SUBJECT MATTER HEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION 3.09 HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS SHALL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT

AMENDMENTS, SUPPLEMENTS OR MODIFICATIONS TO (OR ASSIGNMENTS OF) THIS AGREEMENT. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL (WITHOUT A JURY) BY THE COURT.

       3.10   *Specific Performance.* In addition to being entitled to exercise all rights granted by law, including recovery of damages, each of the SEP and the Minister will be entitled to specific performance of its rights under this Agreement.

       IN WITNESS WHEREOF, the parties have executed and delivered this Registration Rights Agreement as of the date first above written.

Telkom SA Limited

By: _____
Name:
Title:

Thintana Communications LLC

By: _____
Name:
Title:

By:
Name:
Title:

The Minister for Communications of the Government of the Republic of South Africa



By: _____
Name:
Title: